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SEC FILE NUMBER
~~8-3164~~

8-31464

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 10/1/2020 (MM/DD/YY) AND ENDING 09/30/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Alpine Securities Corporation

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

39 Exchange Place
(No. and Street)

Salt Lake City	UT	84111
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Raymond Maratea	801-320-1334	rmaratea@alpine-securities.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

WSRP, LLC
(Name – if individual, state last, first, and middle name)

155 North 400 West, Suite 400	Salt Lake City	UT	84103
(Address)	(City)	(State)	(Zip Code)

10/22/2003	374
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Raymond Maratea, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Alpine Securities Corporation, as of September 30, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

NOTARY PUBLIC
Darrin P Roundy
717271
My Commission Expires
03/11/2025
STATE OF UTAH

Signature:

Title:
Chief Executive Officer

Notary Public

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

ALPINE SECURITIES
Stock Brokerage & Investment Company

Alpine Securities Corporation

FINANCIAL STATEMENTS

For the Year Ended September 30, 2021

Table of Contents

wsrp

CERTIFIED PUBLIC
ACCOUNTANTS AND
BUSINESS ADVISORS

REPORT OF UNDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Equity Owners
Alpine Securities Corporation
Salt Lake City, Utah

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Alpine Securities Corporation as of September 30, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Alpine Securities Corporation at September 30, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Alpine Securities Corporation's management. Our responsibility is to express an opinion on the Alpine Securities Corporation's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

WSRP, LLC

WSRP, LLC

We have served as Alpine Securities Corporation's auditor since 2019.

Salt Lake City, Utah
December 13, 2021

ALPINE SECURITIES CORPORATION
STATEMENT OF FINANCIAL CONDITION
September 30, 2021

Assets			
Cash		$	5,934,282
Cash segregated under federal and other regulations			3,900,000
Accounts receivable, related party			3,212,035
Deposits with clearing organizations			6,117,500
Receivables from customers	5,902,368		
Less allowance for uncollectable amounts	(5,902,368)		-
Receivables from broker/dealers			43,238
Operating lease right-of-use assets			9,135,285
DTCC common stock			260,375
Property and equipment, at cost	481,888		
Less accumulated depreciation	(435,996)		45,892
Indemnification asset			8,000,000
Other assets			43,994
Total Assets		$	36,692,601
Liabilities and Stockholder's Equity			
Liabilities			
Payables to customers		$	3,838,242
Accounts payable and accrued expenses			1,324,483
Accounts payable broker/dealers			216,247
Operating lease liabilities			9,489,369
SEC settlement payable			8,000,000
Salaries and commissions payable			24,386
Correspondent deposits			25,000
Total Liabilities			22,917,727
Stockholder's Equity			
Common stock, $0.50 par value; 200,000 shares authorized, 175,602 shares issued and outstanding; 2,247 shares of treasury stock			88,925
Additional paid-in-capital			5,460,783
Indemnification asset offset			8,000,000
Retained earnings			225,166
Total Stockholder's Equity			13,774,874
Total Liabilities and Stockholder's Equity		$	36,692,601

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business. Alpine Securities Corporation (the Company) was incorporated under the laws of the State of Utah on January 11, 1984, as a securities broker and dealer dealing principally in over-the-counter securities. The Company, located in Salt Lake City, Utah, is registered with the Securities and Exchange Commission (SEC), and is a member of the Financial Industry Regulatory Authority (FINRA). Security trades are made with both customers and other security brokers and dealers. Customers are located in states in which the Company is registered. Wholesale trading is conducted with other brokers and dealers throughout the United States. Revenue is derived principally from trading in securities on its own account and trading in securities for customers for which a commission is received. The Company also clears securities transactions for correspondents, and charges transaction fees.

Significant Accounting Policies

Cash and Cash Equivalents. All highly liquid investments purchased with an original maturity of three months or less at the date of acquisition are classified as cash and cash equivalents. Cash equivalents consist primarily of highly liquid investments in time deposits held in banks.

Participant's Segregated Cash. Alpine Securities receives cash for the exclusive benefit of the Participant's customers in compliance with SEC rule 15c3-3 (customer protection).

Accounts Receivable. Accounts receivable are stated at cost, net of allowance. The Company establishes an allowance for doubtful accounts for accounts receivable to ensure the Company has not overstated receivable balances due to uncollectability. The Company determines the need for an allowance based on a variety of factors, historical experience and on the potential illiquidity of the collateral.

Clearing Fund. Margin deposits and participant contributions are maintained within the clearing fund on the Statement of Financial Condition due to the benefits and risk ownership being accrued to the Company. Deposits and contributions may be in the form of cash and cash equivalents and securities. These deposits may be applied to satisfy obligations of the depositing participant, other participants, or the Company as provided in the Company rules.

Property and Equipment. Property and equipment are stated at cost, net of accumulated depreciation. Routine maintenance, repairs and replacement costs are expensed as incurred, and improvements that appreciably extend the useful life of the assets are capitalized. When equipment is sold, or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is recognized in income. Property and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the related carrying amount may not be recoverable.

Leasehold improvements are amortized using the straight-line method over their useful lives or the remaining term of the related lease, whichever is shorter. Furniture and equipment are depreciated over estimated useful lives ranging from five to seven years, using straight line methods. Building improvements are primarily amortized over 39 years using the straight-line method.

Revenue Recognition. Customer securities transactions are recorded on settlement date. Revenues and related commissions for transactions executed but unsettled are recorded on trade date, which is the day each transaction is executed.

Trading Revenue and Commissions: Commission revenue represents commissions, settlement fees, and execution fees that are generated by our introducing broker-dealer for their clients' trading activity in microcap OTC transactions. The Company is the principal for commission revenue, as it is responsible for the execution of the clients' sales. Accordingly, total commission revenues are reported on a gross basis. Securities commissions are either sale-based commissions that are recognized on the trade date.

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Significant Accounting Policies (Continued)

Client Accounts Fees: Client accounts fees represent fees earned for custodial, recordkeeping, and administrative functions performed for the securities clearing accounts of clients. These include statement delivery fees, account transfer fees, errors and omission insurance fees, platform fees, and other fees. Client account fees that are transactional based, such as account transfer fees, are recognized at a point in time when the related performance obligation is satisfied. Client account fees that are related to ongoing services, such as statement delivery fees and errors and omission insurance fees, are recognized over time. Client account fees that relate to ongoing services are typically billed to clients' accounts on a monthly or quarterly basis.

Transaction Fees: Transaction fee revenue represents account review fees, safekeeping fees, check fees, wire fees, ticket fees that are generated by setting up new accounts, holding stock with DTCC, transferring money by check or wire to customers. Accordingly, total transaction fee revenues are reported on a gross basis. Transaction fees are sale-based that are recognized on the trade date, or assessed at the time of account creation, ticket execution, or monthly as the securities are held by the DTCC.

Income Taxes. The Company, with the consent of its stockholder, elected to be taxed as an S Corporation. The taxable income of the Company flows through to the stockholder's individual income tax return.

Concentration of Credit Risk. The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. At September 30, 2021, the Company's uninsured cash balances totaled $12,251,136.

The Company is engaged in various trading and brokerage activities in which the counterparties are primarily broker-dealers. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Use of Estimates. The preparation of financial statements, in conformity with accounting principles generally accepted in the United States, requires management to make estimates and assumptions that affect the amounts reported in the financial statements. Management makes estimates regarding the collectability of receivables, the outcome of litigation, the realization of deferred taxes, the fair value measurements, and other matters that affect the reported amounts. Estimates, by their nature, are based on judgment and available information. Therefore, actual results could materially differ from those estimates.

Indemnification Asset. The indemnification asset represents the carrying amount of the Companies legal right to receive payments from SA Advisors, a related party, for losses incurred relating to the SEC judgement in NOTE 11. Due to the nature and timing of the loss, the asset is valued at the amount of the SEC Settlement Payable and adjusted for payments made by the Company. The value of the indemnification asset at September 30, 2021 is $8,000,000.

Recently Adopted Accounting Standards.

In June 2016, the FASB issued ASU 2016-13, Measurement of Credit Losses on Financial Instruments. The main objective of ASU 2016-13 is to provide financial statement users with more useful information about the expected credit losses on financial instruments and other commitments to extend credit held by an entity at each reporting date. To achieve this objective, the amendments in this update replace the incurred loss impairment methodology in current GAAP with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to develop credit loss estimates. ASU 2016-13 is effective for fiscal years beginning after December 15, 2019. As such, ASU 2016-13 has been adopted as of October 1, 2020. The Company has evaluated all areas of the Company's financials determined to be within the scope of ASC 2016-13 and have determined that there is no impact to the Company's financial statements.

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

NOTE 2 - CASH SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

Cash of $3,800,000 has been segregated in a special reserve bank account for the benefit of customers under rule 15c3-3 of the Securities and Exchange Commission (SEC). The reserve is calculated weekly using a formula as defined by the rule. The required reserve on September 30, 2021 was $3,838,934. The firm made an additional deposit of $200,000 on October 1st.

Cash of $100,000 has been segregated in a special reserve bank account for the benefit of brokers and dealers (PAIB) under rule 15c3-3 of the Securities and Exchange Commission (SEC). The PAIB reserve is calculated weekly using a formula as defined by the rule. The required PAIB reserve on September 30, 2021 was $25,000. No additional deposit was required.

NOTE 3 - DEPOSITS WITH CLEARING ORGANIZATIONS

The Company had a deposit with its clearing organizations totaling $6,117,500 as of September 30, 2021.

NOTE 4 - FAIR VALUE MEASUREMENT

Fair Value Measurements. The guidance related to "Fair Value Measurements" included in Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 820 defines fair value as the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date and establishes a framework for measuring fair value.

Valuation Hierarchy. FASB ASC Topic 820 established a three-level valuation hierarchy for disclosure of fair value measurements based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The asset or liability's fair value measurement level with in the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The three levels of the fair value hierarchy are described as follows:

Level 1 -Inputs to the valuation methodology are unadjusted quoted market prices for identical assets or liabilities in active markets as of the valuation date. The Company does not have any financial assets or liabilities utilizing Level 1 inputs as of September 30, 2021.

Level 2 -Inputs to the valuation methodology are other than unadjusted quoted market prices for similar assets and liabilities in active markets, which are either directly or indirectly observable as of the valuation date or can be derived principally from or corroborated by observable market data. The Company does not have any financial assets or liabilities utilizing Level 2 inputs as of September 30, 2021.

Level 3 -Inputs to the valuation methodology are unobservable and significant to the fair value measurement. The Company has financial assets or liabilities utilizing Level 3 inputs as of September 30, 2021. The Indemnification asset was measured at the same value of the liability that it is associated with according to the contract that was entered as of April 2021, of $8,000,000, and is being reduced when payments are made on that liability. The reconciliation of the value from April to September is as follows:

April 2021 valuation of the indemnification asset	$ 12,000,000
Amounts recognized through income through September 30, 2021	(4,000,000)
Transfers in and out of level 3	-
Indemnificaiton asset value at Septembe r30, 2021	$ 8,000,000

NOTE 4 - FAIR VALUE MEASUREMENT (Continued)

Financial Instruments Not Measured at Fair Value. The carrying amounts of the financial instruments (i.e., monetary assets and liabilities) are determined under different accounting methods. However, active markets do not exist for a significant portion of these instruments. For financial instruments where quoted prices for identical assets and liabilities in active markets do not exist, the Company determines fair value based on discounted cash flow analyses and comparable pricing of similar instruments.

The Company uses recently executed transactions, other observable market data such as exchange data, broker/dealer quotes, third-party pricing vendors and aggregation services for determining the fair values of financial instruments. The Company assesses the external sources and their valuation methodologies to determine if the external providers meet the minimum standards expected of a third-party pricing source. Pricing data provided by approved external sources are evaluated using a number of approaches to ensure the highest-ranked market data source is used to validate fair value of financial instruments.

NOTE 5 - RECEIVABLE FROM AND PAYABLE TO CUSTOMERS

The customer receivable from and payable to account balances arose from transactions which are recorded on a settlement date basis. Securities owned by customers are held as collateral for receivables.

NOTE 6 – DTCC STOCK

The Company capitalizes its mandatory purchase of DTCC common shares. In May of 2021, DTCC required the Company to sell 41.015 shares of common stock back to them for $1,528,391, those shares had a cost basis of $707,925, resulting in an increase in trading profit of $820,466. The total number of DTCC shares held on September 30, 2021 is 20.56.

The Company capitalizes its mandatory purchase of DTCC preferred shares. Total number of shares held on September 30, 2021 is 25.

NOTE 7 – PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at September 30, 2021:

Furniture and equipment	$ 346,448
Computer hardware and software	135,440
	481,888
Less accumulated depreciation and amortization	(435,996)
	$ 45,892

NOTE 8 RELATED PARTY TRANSACTIONS

The Company performs clearing and other services for Scottsdale Capital which became a related party on March 3, 2011 when Alpine was purchased by the owner of Scottsdale Capital. The balance payable to Scottsdale Capital for fees and commissions collected on their behalf was $216,247 as of September 30, 2021.

In 2013, the Company relocated to a building owned by a related party. The Company entered into a multiyear extension of the lease on February 18, 2021. It requires minimum monthly payments of $175,000 with yearly increases of $15,000/Month. Supplemental balance sheet information related to leases were as follows:

		September 30, 2021
Operating lease right-of-use Assets	$	9,135,285
Current lease liability	$	1,755,981
Long term lease liabilities		7,733,388
Total lease liability payable	$	9,489,369
Weighted-average remaining lease term		4.5 years
Weighted-average discount rate		5.5%

Maturities of lease liabilities are as follows:

Year-ending September 30,		
2022	$	2,235,000
2023		2,415,000
2024		2,595,000
2025		2,775,000
2026		705,000
Total lease payments		10,725,000
Less: imputed interest		(1,235,631)
Total lease	$	9,489,369

NOTE 9 NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1 & 15c3-3), which, under the alternative standard method requires the maintenance of minimum net capital to be no less than the greater of $250,000 or 2 percent of aggregate debit items and prohibits a broker-dealer from engaging in securities transactions when its net capital falls below minimum requirements as defined by the rule. At September 30, 2021, the Company had net capital of $10,169,340 which was $9,919,340 in excess of its required net capital of $250,000.

NOTE 10 FINANCIAL INSTRUMENTS WITH OFF BALANCE SHEET RISK

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

NOTE 11 INDEMNIFICATION ASSET

In connection with the legal proceedings in the Company vs SEC, the Company entered into an Agreement for Assumption of Liability contract, in which the Company is indemnified against the losses arising from this action. The indemnification clause in the contract gives rise to an indemnification asset that the Company recorded in April 2021. This indemnification asset represents the carrying amount of the right to receive payments from SA Advisors, a related party, for losses incurred relating to the SEC judgement. Due to the nature and timing of the loss from the SEC judgement, the asset is valued at the amount of the SEC settlement payable and adjusted for payments made. The value of the indemnification asset at September 30, 2021 is $8,000,000.

The agreement for indemnification creates an obligation for the Company of an indemnification expense of 19% of the Company's monthly net income, payable to SCAP 7, whom is providing the adequate resources independent of the Company to support the agreement. For months that there is a net loss, no amount is calculated. As of September 30, 2021, the Company has accrued $792,965 to offset the related receivable due from SA Advisors.

NOTE 12 COMMITMENTS AND CONTINGENT LIABILITIES

Settlement of Securities Transactions. The Company is obligated to settle transactions with brokers and other financial institutions even if its customers fail to meet their obligations to the Company. Customers are required to complete their transactions on the settlement date, generally two business days after trade date. If customers do not fulfill their contractual obligations, the Company may incur losses. The Company has established procedures to reduce this risk by requiring deposits from customers for certain types of trades.

Leases. The Company maintains a four year and six month lease commitment for its office facility in Salt Lake City which the landlord may terminate upon adequate notice. None of its office space is sub-leased to any party.

Legal. The Company may be, from time to time, involved as a defendant in civil actions or a respondent in regulatory actions.

NOTE 12 COMMITMENTS AND CONTINGENT LIABILITIES (Continued)

The Company was subject to regulatory actions discussed below. The first matter involves an action initiated by the Securities and Exchange Commission (SEC) in 2017 in the U.S. Southern District of New York (the "SEC Enforcement Action"). On December 11, 2018, the Court granted the SEC partial summary judgment on the SEC's claim that Alpine had violated the books and records provisions of Section 17(a) of the Exchange Act and Rule 17a-8 thereunder, entitled "Financial recordkeeping and reporting of currency and foreign transactions." On October 9, 2019, the Court issued a civil penalty in the amount of $12,000,000 in connection with the books and records violations. Immediately thereafter, the Company filed an emergency motion for a stay pending appeal with the Court of Appeals for the Second Circuit, which the Circuit granted on November 21, 2019. On March 30, 2020, the Second Circuit heard oral arguments on the matters raised in the appeal. On December 4, 2020, the Second Circuit affirmed the district court's judgment. During the period January 2021 to March 2021 the Company filed a Motion for Rehearing En Banc and a motion to stay the mandate which were denied. On July 19, 2021, the Company filed a Petition for a Writ of Certiorari with the Supreme Court which was denied. The SEC then commenced a follow-on proceeding in which it will consider whether Alpine should be subject to any further sanctions based on the District Court's issuance of an injunction against any future violations of Section 17(a). Alpine is in the process of filing an Answer in that proceeding.

On June 21, 2021 the Company and the SEC entered into a Stipulated Installment payment Order (the "Order"), which provides that Alpine will fully pay the district court's final judgement of $12,000,000 in equal monthly payments of $1,000,000 (the last payment will include outstanding interest). Alpine has made timely payments for the first installment in June and subsequent payments in July, August, September, and October 2021. The final payment is expected to be made in June 2022. Alpine has accrued the entire amount of the judgment as a liability for GAAP purposes but has not applied the judgment amount against its net capital calculation because it has obtained an indemnification of the liability from a third party.

The second regulatory matter concerns a FINRA Enforcement Action filed July 25, 2019. In the complaint FINRA alleges the Company charged excessive fees to customers. The Company has denied these allegations. The hearing began in February 2020 but was stayed on motion by Company's counsel. Due to issues relating to the COVID-19 pandemic the hearing has been suspended. The hearing resumed on September 20, 2021. The FINRA complaint seeks, among other things, penalties and restitution; however, it does not specify an amount. In the event of an adverse judgement, which will be appealed and stayed, the Company does not expect any impact from a restitution order.

FINRA has also commenced an action relating to the firm's net capital calculation. That matter is scheduled to proceed on January 25, 2022.

For the current period, the Company became subject to a FINRA Arbitration claim by a former correspondent, ACAP Financial, seeking damages of $166,533 for breach of the clearing agreement. The Company denies the allegations and has made counter claims against ACAP and its owner. The counterclaims seek damages in excess of $1,000,000 for expenses incurred in dealing with thousands of abandoned accounts when FINRA caused the correspondent to cease acting as a broker dealer for regulatory violations. The matter proceeded to arbitration in October 2021 and the Panel then ruled in favor of the Company.

The Company is currently seeking to recover funds based on allegations that a former officer and an accomplice misappropriated approximately $1,300,000 million in funds. The majority of the funds have been remanded to the court and are held and awaiting the resolution of this action. This mater is ongoing, and the Company expects to prevail.

NOTE 13 SUBSEQUENT EVENTS

Subsequent events related to the financial statements have been evaluated for recording and/or disclosure. The Company has determined that there are no material events that require adjustment to the recorded amounts or disclosures.

****

The Statement of Financial Condition filed pursuant to Rule 17a-5(d) of the Securities and Exchange act of 1934 is available for examination at the Company's main office located at 39 Exchange Place, Salt Lake City, Utah 84111 and at the Salt lake City Regional Office of the Securities and Exchange Commission.